SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

OCEAN POWER TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
674870506
(CUSIP Number)
Hesham M. Gad c/o Paragon Technologies, Inc. 101 Larry Holmes Drive, Suite 500 Easton, Pennsylvania 18042 (610) 252-3205
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP Number 674870506	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,298,076
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,298,076
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,298,076
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON CO

CUSIP Number 674870506	SCHEDULE 13D	Page 3 of 6 Pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Paragon Technologies, Inc. (the “Reporting Person”) on July 7, 2023 and amended by Amendment No. 1 and Amendment No. 2 (as amended, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Person, including brokerage commissions, was approximately $1,222,132. The source of funds was the Reporting Person’s working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 9, 2023, the Reporting Person filed litigation in the Delaware Court of Chancery against the Company and each of its directors, Terence J. Cryan, Philipp Stratmann, Peter E. Slaiby, Clyde W. Hewlett, Natalie Lorenz-Anderson and Diana G. Purcel, relating to the failure of the Company’s board to provide a definitive response and acting in bad faith with respect to the Reporting Person’s nomination notice provided in connection with the 2023 annual meeting of shareholders and failure to provide a response to the Reporting Person’s request for an exemption pursuant to the terms of the Company’s NOL poison pill adopted on June 29, 2023, subject to a condition that the Reporting Person not exceed ownership of 19.9% of the Company’s outstanding shares of common stock. The litigation asserts claims for breach of fiduciary duty against each of the directors and requests declaratory and injunctive relief enjoining the defendants from taking action to preclude the Reporting Person’s director candidates from standing for election at the 2023 annual meeting of shareholders and providing that the NOL poison pill exemption is granted.

The litigation alleges that the director defendants have breached their fiduciary duties by taking numerous actions to block the ability of the Reporting Person to have an alternate slate of directors elected at the 2023 annual meeting of shareholders, including by implementing and weaponizing burdensome advance notice provisions after the Reporting Person requested board representation, adopting an NOL poison pill after having significant NOLs for 30 years, failing to respond to the Reporting Person’s request for an exemption pursuant to the terms of the NOL poison pill even though the Reporting Person’s acquisition of up to 19.9% of the outstanding shares of common stock of the Company should have no impact on the Company’s NOLs, and failing to provide a definitive response to the Reporting Person’s nomination notice provided pursuant to the Company’s purported new advance notice provisions while acting in bad faith in connection with such nomination notice.

On October 9, 2023, the Reporting Person issued a press release announcing the filing of this litigation, which is filed as Exhibit 99.1 hereto and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)            The Reporting Person beneficially holds in the aggregate 2,298,076 shares of Common Stock, which represents approximately 3.9% of the Company’s outstanding shares of Common Stock. Paragon holds 100 of these shares directly as a record holder. The Reporting Person directly holds the shares of Common Stock disclosed as beneficially owned by it in this Statement.

Mr. Tannor beneficially owns 213,733 shares of the Company’s common stock through Tannor Partners Credit Fund LP, which is controlled by Mr. Tannor. Tannor Capital Advisors LLC is the general partner and investment manager of Tannor Partners Credit Fund LP, and Mr. Tannor is the sole officer and manager of Tannor Capital Advisors LLC. Mr. Tannor has the sole power to direct the voting and disposition of those shares. Mr. Gad, Executive Chairman of the Board of the Reporting Person and Chief Executive Officer of the Reporting Person, and Messrs. Jacobs and Weiser, directors of Paragon, may be deemed to beneficially own the shares of common stock of the Company held by the Reporting Person.

CUSIP Number 674870506	SCHEDULE 13D	Page 4 of 6 Pages

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 58,787,578 shares of Common Stock reported by the Company as outstanding as of September 11, 2023 in the Company’s Prospectus filed with the Securities and Exchange Commission on September 28, 2023.

(c)            Transactions effected by the Reporting Person in the Common Stock since the filing of Amendment No. 2 to the Schedule 13D on September 12, 2023 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1        Press Release, dated October 9, 2023.

CUSIP Number 674870506	SCHEDULE 13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 9, 2023

PARAGON TECHNOLOGIES, INC.

/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Executive Chairman and Chief Executive Officer

Schedule A

CUSIP Number 674870506	SCHEDULE 13D	Page 6 of 6 Pages

Transactions in the Common Stock by Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought (Sold)	Price per Share(1)
10/04/2023	25,000	$0.370
10/06/2023	15,000	$0.381

(1)	The price per share reported may be a weighted average price. The Reporting Person undertakes to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.